December 27, 2006


By facsimile to (604) 687-6314 and U.S. Mail


Mr. Robert Fraser
President and Chief Executive Officer
Lions Gate Lighting Corp.
200-375 Water Street
Vancouver, British Columbia, Canada V6B-5C6

Re:	Lions Gate Lighting Corp.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed November 29, 2006
File No. 333-135717

Dear Mr. Fraser:

	We reviewed the filing and have the comment below.

Financial Statements for the Period Ended August 31, 2006

Note 5.  Commitment, page 54

1. Please update your footnote to provide the additional disclosure seen on pages 23 and 27 that indicates that you do not anticipate that you will be able to satisfy the minimum product purchase requirement and that you are currently negotiating an extension or amendment to this distribution agreement.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Lions Gate Lighting may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If Lions
Gate
Lighting thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Lions Gate Lighting and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Lions Gate Lighting requests acceleration of the registration statement`s effectiveness, Lions Gate Lighting should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Lions Gate Lighting from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Lions Gate Lighting may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Lions Gate Lighting provides us in our review of the registration statement or in response to our comments on the registration statement.

      We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on the accounting comment to Jennifer
K. Thompson, Staff Accountant, at (202) 551-3737 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768.

You may direct questions on other disclosure issues to Edward M.
Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	The Nevada Agency and Trust Company
	Agent for Service, Lions Gate Lighting Corp.
	50 West Liberty, Suite 880
	Reno, NV 89501

	Cam McTavish, Esq.
	Clark Wilson LLP
	885 West Georgia Street, Suite 800
	Vancouver, British Columbia, Canada V6C 3H1



Mr. Robert Fraser
December 27, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE